SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2006	Commission File Number: 1-14678
CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of registrant’s name into English)
Commerce Court
Toronto, Ontario
Canada M5L 1A2
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F   ☐                      Form 40-F   ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:
Yes   ☐                      No   ☑
     The information contained in this Form 6-K is incorporated by reference into the Registration Statements on Form F-3 File No. 333-104577 and Form S-8 File nos. 333-130283 and 333-09874.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE
Date: July 28, 2006	By:	/s/ Francesca Shaw
		Name:	Francesca Shaw
		Title:	Senior Vice-President

	By:	/s/ Shuaib Shariff
		Name:	Shuaib Shariff
		Title:	Vice-President

Item 5 of Form F-3 filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934
INTRODUCTION
Canadian Imperial Bank of Commerce (CIBC) produces quarterly and annual reports, which are submitted to the U.S. Securities and Exchange Commission (SEC) under Form 6-K and Form 40-F, respectively. These reports are prepared in accordance with Canadian generally accepted accounting principles (GAAP). SEC regulations require certain additional disclosure to be included in registration statements relating to offerings of securities. This additional disclosure is contained within this document, which should be read in conjunction with CIBC’s Second Quarter 2006 Report, First Quarter 2006 Report, and 2005 Annual Accountability Report; these documents were submitted to the SEC on June 1, 2006, March 2, 2006 and December 12, 2005, respectively.
     When we use the term “CIBC,” “we,” “our,” and “us,” we mean Canadian Imperial Bank of Commerce and its consolidated subsidiaries.

Additional notes to the financial statements (unaudited)
RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
CIBC’s interim consolidated financial statements are prepared in accordance with Canadian GAAP. Set out below are the more significant differences which would result if U.S. GAAP were applied in the preparation of the April 30, 2006 interim consolidated financial statements.
     For a full discussion of the relevant accounting differences between Canadian and U.S. GAAP, see Note 27 of the 2005 Annual Accountability Report. This note updates that disclosure for the six-month period ended April 30, 2006.
CONDENSED CONSOLIDATED BALANCE SHEET

$ millions, as at	April 30, 2006			October 31, 2005

	Canadian			Canadian
	GAAP	Adjustments	U.S. GAAP	GAAP	Adjustments	U.S. GAAP

ASSETS
Cash and non-interest bearing deposits with banks	$2,073	$—	$2,073	$1,310	$—	$1,310
Interest-bearing deposits with banks	9,828	—	9,828	10,542	—	10,542
Securities
Investment	19,652	(19,652)	—	14,342	(14,342)	—
Available for sale	—	19,136	19,136	—	13,903	13,903
Trading	58,742	1,659	60,401	53,422	1,115	54,537
Securities borrowed or purchased under resale agreements	21,722	—	21,722	18,514	—	18,514
Loans	139,531	1	139,532	141,783	3	141,786
Other
Derivative instruments market valuation	18,588	1,022	19,610	20,309	920	21,229
Customers’ liability under acceptances	6,295	—	6,295	5,119	—	5,119
Land, building and equipment	2,031	—	2,031	2,136	—	2,136
Goodwill	982	—	982	946	—	946
Other intangible assets	206	19	225	199	19	218
Other assets	11,071	(955)	10,116	11,748	(582)	11,166

	$290,721	$1,230	$291,951	$280,370	$1,036	$281,406

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$193,503	$(3,145)	$190,358	$192,734	$(3,457)	$189,277
Other
Derivative instruments market valuation	18,691	1,150	19,841	20,128	807	20,935
Acceptances	6,295	—	6,295	5,119	—	5,119
Obligations related to securities sold short	17,996	321	18,317	14,883	749	15,632
Obligations related to securities lent or sold under repurchase agreements	21,682	—	21,682	14,325	—	14,325
Other liabilities	14,302	3,045	17,347	16,002	3,106	19,108
Subordinated indebtedness	5,862	—	5,862	5,102	—	5,102
Preferred share liabilities	600	(600)	—	600	(600)	—
Non-controlling interests	480	—	480	746	—	746
Shareholders’ equity
Preferred shares	2,381	600	2,981	2,381	600	2,981
Common shares	3,027	(108)	2,919	2,952	(55)	2,897
Contributed surplus	53	—	53	58	—	58
Foreign currency translation adjustments	(466)	466	—	(327)	327	—
Retained earnings	6,315	48	6,363	5,667	(112)	5,555
Accumulated other comprehensive income (net of taxes)
Foreign currency translation adjustments	—	(544)	(544)	—	(401)	(401)
Unrealized gains on securities available for sale	—	(182)	(182)	—	(55)	(55)
Unrealized gains on derivatives designated as hedges	—	234	234	—	182	182
Additional pension obligation	—	(55)	(55)	—	(55)	(55)

	$290,721	$1,230	$291,951	$280,370	$1,036	$281,406

CONDENSED CONSOLIDATED STATEMENT OF INCOME

	2006	2005
$ millions, except share and per share amounts, for the six months ended	Apr. 30	Apr. 30

Net income as reported	$1,165	$1,147

Net interest income
Preferred share liabilities	16	28
Non-interest income
Capital repatriation	(23)	—
Derivative instruments and hedging activities	68	151
Equity accounting	13	40
Impairment measurement	—	3
Other	—	69
Valuation adjustments	—	(3)
Non-interest expenses
Employee future benefits	8	8
Stock-based compensation	96	—
Net change in income taxes due to the above noted items	(38)	(75)
Change in accounting policy, net of taxes	36	—

	176	221

Net income based on U.S. GAAP	1,341	1,368
Preferred share dividends and premiums	(82)	(84)

Net income applicable to common shareholders	$1,259	$1,284

Weighted-average basic shares outstanding (thousands)	334,745	343,413
Add: stock options potentially exercisable(1)	3,864	4,549

Weighted-average diluted shares outstanding (thousands)	338,609	347,962

Basic EPS	$3.76	$3.74
Diluted EPS	$3.72	$3.69

(1)	It is assumed that 80% of average options outstanding will be exercised for shares while the remaining 20% will be exercised as stock appreciation rights.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	2006	2005
$ millions, for the six months ended	Apr. 30	Apr. 30

Net income based on U.S. GAAP	$1,341	$1,368

Other comprehensive income, net of tax
Change in foreign currency translation adjustments	(143)	80
Change in net unrealized gains on securities available for sale	(127)	31
Change in net unrealized gains on derivative instruments designated as hedges	52	(2)

Total other comprehensive income	(218)	109

Comprehensive income	$1,123	$1,477

Changes in significant accounting policies affecting Canadian and U.S. GAAP differences
Share-based Payment
Effective November 1, 2005 we adopted Financial Accounting Standards Board (FASB) Statement 123 (revised 2004), “Share-based Payment” (SFAS 123-R) using the modified prospective transition method. SFAS 123-R requires companies to measure and record compensation expense for stock options and other share-based payments based on the instruments’ fair value on the grant date. The new standard requires the cost of awards to be recognized in the consolidated financial statements of operations over the vesting period. In addition, forfeitures are required to be estimated upfront in the year an award is granted.
     We had prospectively adopted the fair value method of accounting as of November 1, 2001 under SFAS 123, “Accounting for Stock-based Compensation” (SFAS 123) and the Canadian Institute of Chartered Accountants (CICA) handbook section 3870, “Stock-based Compensation and Other Stock-based Payments.” Under Canadian GAAP and SFAS 123, we recognize compensation expense in the year of grant for past service awards regardless of the vesting provisions. However, SFAS 123-R requires the costs to be recognized over the vesting period of the award for awards granted after November 1, 2005. We recognized forfeitures as they occurred under SFAS 123 as we currently do under Canadian GAAP, whereas, upon adoption of SFAS 123-R a cumulative adjustment for a change in accounting policy has been recognized for estimated forfeitures on all unvested awards in the amount of $36 million after-tax. A compensation expense difference for estimated forfeitures will exist for all new awards granted subsequent to the adoption of SFAS 123-R.
Future accounting changes
We are currently evaluating the impact of adopting the standards listed below:
Accounting changes & error corrections
In May 2005, the FASB issued SFAS 154, “Accounting Changes & Error Corrections.” The statement provides entities with guidance on reporting a change in accounting estimate, a change in accounting policies, the correction of an error in previously issued financial statements, and the reporting and disclosure of accounting changes in interim-period information. SFAS 154 will become effective for us beginning November 1, 2006. This guidance will harmonize U.S. GAAP with existing Canadian GAAP for these matters.
Accounting for certain hybrid financial instruments
In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statement 133 and 140” which provide entities a fair value measurement election on an instrument-by-instrument basis for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 will become effective for us beginning November 1, 2006.
Accounting for servicing financial assets
In May 2006, the FASB issued SFAS 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140.” SFAS 156 requires an entity to initially measure servicing rights at fair value and either amortize servicing rights over the term of the servicing contract and adjust based on a comparison to fair value each reporting date or to subsequently remeasure the servicing rights at fair value with changes in fair value recognized in earnings in the period. SFAS 156 will become effective for us beginning November 1, 2006.